

INVEST IN **DANIEL HOUSE CLUB**

We make it simple for interior designers to source from hundreds of vendors

LEAD INVESTOR

Kale Nandula

The strength of the idea behind DH is evidenced by the impressive growth in subscribers, repeat purchase rate, the plan for expanding the vendor list, and saliently, the margins. I have been further impressed by a leadership team with successful industry and entrepreneurial experience, the vision, and clearly defined growth plans. The DH team enjoys open communication with current and prospective customers, which helps guide a strategy that has yielded results beyond targets in the aforementioned metrics on a quarterly basis. The current take rate growth is exponential and serves as a testament to a core basis for the plan - increased volume yields better margins. I am convinced that the customer acquisition strategy for the current year, inclusive of plans to expand vendors on the site, is the right path forward in this scalable space to ensure the commendable increases in volume. It's been a delight to be a part of DH's story and my optimism has only been reinforced every quarterly report.

Invested $15,000 this round & $50,000 previously

danielhouse.club Portland Oregon B2B Ecommerce Real Estate

Highlights

1. $2.6M run rate
2. 400% YoY growth Q4 '22 v. Q4 '21
3. 356% member growth, 2,000+ total members
4. Raised $620k pre-seed in 2021 to launch platform and add 2,000+ members who spent $1.7M in 2022
5. Low CAC of $63 per new designer vs. annual revenue per purchasing member of $10k in 2022.
6. Our team includes leaders who have built and scaled interior design firms and e-commerce companies.
7. Interior designers in the US spend $71M per day, yet the industry is stuck on 90's era processes.
8. Companies built on strong, recurring revenue have outsized acquisition multiples and IPO valuations.

Our Team



Alexander Spalding CEO

Alex started Daniel House as a full-service residential interior design & renovation firm, quickly scaling to $1M in revenue. In the process, he recognized key issues holding designers back and pivoted the business to solve those problems for other firms.

Two of our founders, Peter and Alex, have intimate experience with the complexity of the market, in fact Daniel House Club was born out of their experience. Managing a rapidly growing design firm for 5 years before starting Daniel House Club, they constantly ran into issues sourcing - from reps not replying, to pricing that meant they would have no profit leftover. Eventually, they started to build an internal system to supplement their project management work and realized they had built something that would simplify the life of every other interior designer.



Caleb Iorg CFO & COO

Caleb built the back-end finance, operations, and technology infrastructure for two e-commerce startups that scaled from 0 to over 300,000 annual transactions, a scale equivalent to DHC reaching $450M in revenue. Both companies were successful exits.



Robert Fodor VP of Sales & Business Development

Robert has 20 years of experience building online interior design trade programs for Design Within Reach, 1stDibs, Chairish, and BidSquare. These programs served 10s of thousands of designers and generated 10s of millions in revenue.



Peter Spalding Chief Creative Officer

Peter served as the principal designer for Daniel House, a full-service interior design and renovation firm, leading projects and scaling to over $1M in revenue. Today he uses his experience as a designer to develop our service to match designer needs.

Pitch




simple sourcing

Daniel House Club exists to simplify the business of design. We built an online marketplace that makes it simple for interior designers to profitably source everything they need to complete a project. Our management of sourcing and logistics frees designers from back-office tasks they hate so they can focus on what they love: designing the perfect space for their client.


CONFIDENTIAL
THE
PROBLEM


Sourcing wholesale furniture is too cumbersome
and expensive to be profitable.
FedEx
ABF Freight
kravet
ups
MOE'S
ESTES
MR. BROWN LONDON
POTTERY BARN
Ryder
AM HOME DELIVERY
Crate&Barrel
HUDSON VALLEY
NUEVO
CLIENT
INDEPENDENT DESIGNERS
RH
SUNPAN
"To work with each new vendor, I have to fill out all of the forms, convince them I'm a legitimate trade member, and go through a huge hassle."
- Katie Frank,
St. Tropez Home

Navigating the intricate web of wholesale furniture is a full time job. Since the majority of designers in North America work independently, this is just too much work and leads many to experience burnout.

Even though they are big customers, each buying over $100,000 a year, they're left on their own to work through an archaic system of reps, ordering by phone/email/fax, meeting big opening orders meant for retail outlets, and trying to figure out how to manage shipping and delivery.




CONFIDENTIAL
THE SOLUTION
"Daniel House Club has been a game changer for me. It's so quick and easy with a lot of brands that we've wanted to use but didn't have accounts with. Their customer service is top notch whenever I have questions. It also keeps my clients happy because I can manage their expectations on shipping with the Daniel House Club 15% flat rate." - Trish Bonney,
TAB Interior Design
a simple online shopping experience for everything they need.
Freight Club
CLIENT
INDEPENDENT DESIGNERS
kravet
Hudson Valley
Bernhard
Mr. Brown London
Nuevo
Moe's
Sunpan
euro style
Regina Andrew
Cooper Classics
mitzi
phillips collection
Easy to join. Easy to shop. Easy to manage. Easy to be profitable.
4.

We are changing the business of design and making it incredibly easy for interior designers to find and buy what they need for their projects, at prices that are actually profitable. We do this by putting all their favorite vendors in one spot, removing all minimum orders, building tools that make it easier to plan with their clients, and by managing all their logistics.

All of this easily saves a designer 15-20 hours per week, and can even save a whole salary in a growing firm. Simply put, we are the back-end of interior design so designers can spend more time doing what they love.

How big is the problem?

Interior designers in the U.S. spend

$71,232,876 per day

and struggle to do it.

There are over 140,000 interior designers working in the US. The vast majority, roughly 125,000, are small firms of one to 5 people who make up $15B of the market. These are the exact people Daniel House Club serves. It's a large, active, and very driven market.

The small size of each firm and their geographic disparity means they have historically been underserved. With the past experience of Caleb, our CFO & COO, we have built Daniel House Club from the ground up with best-in-class software to support these customers efficiently.


CONFIDENTIAL
WHY US?
WE'VE LIVED IT.
WE FELT THE PAIN FOR FOUR YEARS.
NOW WE'RE SOLVING IT.
RH
5.

Two of our founders, Peter and Alex, have intimate experience with the complexity of the market, in fact Daniel House Club was born out of their experience.

Managing a rapidly growing design firm for 5 years before starting Daniel House Club, they constantly ran into issues sourcing - from reps not replying, to pricing that meant they would have no profit leftover. Eventually, they started to build an internal system to supplement their project management work and realized they had built something that would simplify the life of every other interior designer.


CONFIDENTIAL
FOUNDING TEAM
Alexander Spalding,
CEO
Grew Daniel House design firm to nearly $1M in revenue in 4 years
Peter Spalding,
Chief Brand Officer
Principal designer & architect for Daniel House design firm, selling over $1.7M in goods & services to clients from 2016-2019
Caleb Iorg,
CFO/COO
10 years experience as ecommerce CFO/COO, scaling Revant Optics to $12M in revenue
ADVISORY BOARD
Susan Milne,
CEO Epiphany
20 years of experience in marketing to interior designers
Robert Fodor,
Sales Director BidSquare
Established online designer sales at DWR, 1stdibs & Chairish
Steve Krueger,
CEO The Jibe
Founder of tech development agency with 15 years of experience
Jake Weatherly,
CEO SheerID
Founder of verification software company that's raised $100M
6.

Though Peter and Alex had extensive industry experience they needed to supplement their team with additional skills. Caleb joined in early 2020, bringing years of experience scaling multiple e-commerce companies and building out backend infrastructure that will support a transaction volume at DHC upwards of $450M in annual revenue.

Additionally, Robert Fodor recently moved from our Advisory Board into the VP of Sales & Business Development role on our team. He has 20 years of experience building trade programs for well respected companies like Design Within Reach, 1stDibs, and Chairish. We also have a strong advisory board of tech leaders, experienced startup veterans, and industry experts.


CONFIDENTIAL
How
We Make Money
Product Sales + Subscriptions
Today, our take rate is 20%
of GMV. With volume pricing,



We make money in two ways. First, when designers purchase through our site, we purchase from our vendors at a lower cost. This margin in a marketplace business model is often referred to as the "take rate." As our volume grows, our pricing with vendors improves so our take rate increases.

All products are listed on a consignment basis, meaning we don't have to purchase any inventory. This means no cash gets tied up in inventory and there is no risk of inventory obsolescence. Additionally, our volume allows us to have net payment terms with our vendors, which increases our working capital with a 50 day cash flow cycle.


CONFIDENTIAL
How
We Make Money
Product Sales + Subscriptions
Subscriptions add 3% to annual revenue
FREE
Free
30% off
Repeat Purchase: 36%
Annual Purchase: $4K
PRO
$29/mo
40% off
Repeat Purchase: 71%
Annual Purchase: $12K
PRO+
$129/mo
50% off
Repeat Purchase: 87%
Annual Purchase: $30k
8.

The second way we make money is through membership subscriptions fees. Fees account for 3% of our overall revenue and they are very successful at driving loyalty. Paying members are significantly more engaged with us for their annual purchasing. PRO+ members have an 87% repeat purchase rate and spend 7.5x FREE members.


CONFIDENTIAL
CURRENT TRACTION
Member Acquisition:
- Paid Membership up 6x in '22
- YTD CAC: $63
- Google Ads
- Trade Sponsorships
Sales Activity:
- $1.6M GMV, $250k Net Revenue in '22
- 340% GMV Growth from Q4 '21 to Q4 '22
- 20% Take Rate last 3 months
- Paid Tier Purchasing Behavior:
- $23k Annual Spend
- 73% Repeat Purchase Rate
- $1,800 AOV
Vendor Acquisition:
- 120,000+ products, 6,000 new/month
- 115+ vendors
- $110k/year avg orders for top 5 vendors
Pro+ Members
Pro Members
Free Members
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
600 696 822 937 1,058 1,166 1,282 1,418 1,570 1,702 1,869 2,008
GMV
Take Rate
$ 44,207
$ 84,445
$ 153,941
$ 127,329
$ 142,842
$ 203,861
$ 173,769
$ 104,821
$ 176,412
$ 153,557
$ 218,291
$ 157,084
FY '22 Proj. GMV: $1.6M
FY '22 Proj. Net Revenue: $250k
9.

We have gained significant traction since going to market in August '21. Our membership growth has been consistently high on a very low $63 CAC, showing strong customer demand. Most of our lean marketing budget has been focused on new membership growth. These members are making consistent purchases and increasing their year over year spend.

We ended 2022 with nearly 2,000 members, 116 vendors, and $1.6M in Gross Revenue for FY22.

Our customers are asking for new vendors on a daily basis. This has been one of the hardest areas to scale, as we have a current backlog of 50,000+ products and growing. We have seen that adding a new vendor immediately leads to additional sales, so **funds raised today will go directly toward reducing this backlog and driving revenue growth.**


CONFIDENTIAL
REVENUE GROWTH

Actual & Forecasted Revenue Drivers

	2021	2022	2023	2024	2025	2026	2027
Total Members	489	2,008	3,686	6,039	10,149	14,277	20,961
% Purchasing Members	9%	13%	17%	20%	23.5%	28%	30%
Annual Spend/Purch. Member	$7,551	$10,500	$16,000	$20,000	$25,000	$28,500	$30,000
Sales Drivers							
Vendors	95	120	200	350	650	915	1,250



Products	100,000	120,000	220,000	320,000	500,000	700,000	1,000,000
Sales Headcount	0	1	7	12	18	30	45


GMV/Gross Revenue
Take Rate
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
100%
75%
50%
25%
0%
$1,562,000
16%
$6,212,000
23%
$17,181,000
28%
$41,737,000
42%
$88,169,000
42%
$180,219,000
43%
2022
2023
2024
2025
2026
2027

10.

> *Forward looking projections cannot be guaranteed.*

With the help of industry experts, we developed assumptions for three key metrics that drive our revenue:

1) Total members

2) The amount of our members who are purchasing

3) How much those members spend each year

To drive the growth in the metrics we are focused on adding vendors, products, and building out an internal sales discipline to support our customers.


CONFIDENTIAL
COMPETITIVE LANDSCAPE
Big Box & Consumer Marketplaces
POTTERY BARN
Crate& Barrel
RH
KATHY KUO HOME
wayfair
BURKE DECOR
Bad pricing, not what designers want
SIMPLE ORDERING
Daniel House Club
Digital Multilines
di. DESIGNERINC
SideDoor
DTS DESIGN TRADE SERVICE
POOR DESIGNER DISCOUNTS
Good vendor selection, but only gives designer net pricing & also high shipping costs
GREAT DESIGNER DISCOUNTS
Direct with Manufacturers
NOIR
kravet inc.
SUNPAN
Too many, too cumbersome, and too expensive
COMPLEX ORDERING

11.

We distinguish ourselves from the competition in several ways. Our brand has been created to reflect a high-end design experience. Our services are built to solve real pain points designers face so they can rest easy and continue to focus on their design work. And we are committed to offering the best customer service a designer can receive.



CONFIDENTIAL
EXIT OPPORTUNITIES
Avenues
Strategic Acquisition:
Houzz
Wayfair
Home-tech company
IPO:
1stdibs
Wayfair
Private Equity:
Direct
Rollup
Examples
Dering Hall: Undisclosed
Purchased for 20,000+ designer database
IvyMark: $35M Acquisition
2,400 members in less than 2 years
1stdibs: $750M IPO
Complex operations, niche market

Future projections cannot be guaranteed

We are built on a much simpler model than 1stDibs, working with established wholesalers who offer greater product availability and a significantly higher margin. Though Wayfair works with a larger customer base, we work with a customer who is consistently buying in volume. Companies built on strong, recurring revenue have outsized acquisition multiples and IPO valuations.



CONFIDENTIAL
PAST FUNDING
Milestones Achieved
As of Nov 2022
Built and launched site
120 vendors
115,000 products
Custom-built project planning tools
Launched GTM Marketing Aug '21
2,000+ designers signed up by YE '22
$63 CAC
13% purchase rate


Friends & Family
Time Period: 2020-2021
$600K in Conv. Notes
$150k Private 7 Year Loan
$360k EIDL 30 Year Loan
51% repeat rate
$10k annual spend/ purchasing designer
Implemented ERP and CRM that can support rapid growth & scale
Offer accepted by Robert Fodor to become Director of Sales & Biz Dev as of Aug 1st, 2022
13.

Over the last 18 months we have proven our concept, built a strong V1 front-end site that customers enjoy using, built the framework for an easily scalable back-end, and learned how to effectively reach our customer. We accomplished this with a lean team and only raised $620K. Today we have over 2,000 members and topped $1.7M in revenue in 2022.


CONFIDENTIAL
Seeking $800,000
At a current valuation of $8M, targeting a valuation of $175M in 5 years
Funding provides capital to achieve self-sustaining profitability in 2024
Use of Funds
Sales & Mktg $410k
Technology $220k
Operations $170k

> *Forward looking projections cannot be guaranteed. A total of $1.25M is being solicited in this offering.*

We are seeking $800,000 to support our continued growth over the next 18 months. Funds invested today will be used to expand on activities that are already generating revenue and strong growth. We will build out designer requested features, expand the integrations and automations of our best-in-class backend software, and build out our team to add capacity to support sales and

adding products.

Completing this funding round allows us to focus on expanding and delivering value to designers, as we work with them to simplify the business of design.